Exhibit 3.1

AMENDMENT OF THE BYLAWS OF

Naugatuck Valley Financial Corporation

Article VI of Naugatuck Valley Financial Corporation’s Bylaws is hereby amended to add the following as new Section 4:

“Section 4. EXCLUSIVE FORUM FOR CERTAIN DISPUTES

Unless the Corporation consents in writing to the selection of an alternative forum, the United States District Court for the District of Maryland or, if such court lacks jurisdiction, any Maryland state court that has jurisdiction, shall, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the Corporation, (2) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (3) any action asserting a claim arising pursuant to any provision of the Maryland General Corporation Law, and (4) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 4.”